SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Internal steps taken by Petrobras

in response to “Lava Jato Operation”

Rio de Janeiro, October 27, 2014 – Petróleo Brasileiro S.A. – Petrobras, with regard to news related to the investigation into “Lava Jato Operation”, provides the following market update information:

“Lava Jato Operation” is an investigation that is being conducted by the Brazilian Federal Police. Within the scope of the cited operation, a former Petrobras director, as well as other individuals, have been charged with money laundering and organized crime. At the moment, investigations are underway on the practice of alleged crimes committed against Petrobras.

In consideration of this scenario, Petrobras has taken many steps designed to carefully examine the facts, most notably the following:

- Internal Investigative Committees have been set up to examine evidence or facts perpetrated against the company, as well as to assist administrative measures and resulting procedures;

- Requested access to the records of the investigation into “Lava Jato Operation”, including records for the money laundering and criminal organization case, as a way to closely monitor the investigation, which was granted by the court;

- Requested access to the content of the “state’s evidence” turned in by former director Paulo Roberto Costa, which has not yet been granted by the court;

- Has been providing clarifications to authorities (Brazilian Federal Police, Brazilian Justice Department and Brazilian Courts), including announcing measures carried out by the company;

- Requested clarifications, as to assist its internal inquiry, from companies cited in the media whose activities are under investigation by “Lava Jato Operation”, especially following reverberations in the media of information regarding the cited “state’s evidence”.

Specifically with regard to the charges of corruption in the company made by former Downstream Director Paulo Roberto Costa, and by Mr. Alberto Youssef, at a hearing held at the 13th Federal Court of Paraná on October 8, 2014, the judge hearing the case granted Petrobras official access to the entire content of the testimonies. The material, in turn, was used to assist the work of the company’s Internal Investigative Committees. This must not be mistaken with the testimony turned as “state’s evidence”, which remains in camera.

On 24th and 25th of October, Petrobras signed contracts with two independent investigation companies, a Brazilian and an American, with the aim of examining the nature, extension and impacts of the actions that might have been performed against the Company in the context of what have been said by former Director Paulo Roberto Costa. These companies will also analyze correlated facts and circumstances that might have material impact over the Company´s business.

In authorizing the contraction of such independent companies, Petrobras Executive Board complies with its diligence duty and fulfils auditing and regulatory requirements of the Brazilian Securities and Exchange Commission (CVM). It also considers the context of the Foreign Corrupt Practices Act (FCPA) and the Section 10A of the Securities Act of 1934 (Section 10A), as Petrobras is a registered company in the Securities and Exchange Commission (SEC) in the United States.

Parallel to the ongoing investigation, Petrobras is already working in the appropriate legal remedies to seek for the reimbursement of the alleged deviated resources and of the amounts lost through the overprice of the companies that are supposedly part of the cartel, as mentioned by former Director Paulo Roberto Costa during his hearing. The company is also studying legal measures to be recompensed by the damage to its image.

Petrobras reiterates that it has been monitoring the investigation and effectively cooperating with the work being developed by the government authorities, as acknowledged by the court. Moreover, the company emphatically reiterates its commitment to continue to cooperate with the authorities until all the facts have been clarified.

Lastly, Petrobras reaffirms that the relevant government authorities have officially acknowledged the Company as a victim in this investigative procedure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.